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           [LETTERHEAD OF SHAPIRO FORMAN ALLEN MILLER & MCPHERSON LLP]


                                                                January 26, 2005

Abby Adams, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4-4
Washington, DC 20549-0404
Telephone number 202-942-1881

      Re:   Dixon Ticonderoga Company
            Schedule TO-C filed December 17, 2004
            Schedule TO-T filed January 7, 2005
            Filed by Pencil Acquisition Corp., and F.I.L.A. S.P.A.

Dear Ms. Adams:

            We represent the Parent and Merger Sub (collectively, the "Bidder") in connection with the above-referenced offer, and write in response to the staff's comment letter dated January 21, 2005.

SCHEDULE TO-C

1. The Bidder will not refer to the safe harbor provision in any future communications with respect to this tender offer.

2. The Bidder will revise the disclosure to delete any reference to the Bidder not having obligations to update forward-looking statements to reflect subsequent events or circumstances.
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Abby Adams
January 26, 2005
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SCHEDULE TO-T

Offer to Purchase
Summary Term Sheet

3. The Offer has been amended to clarify that a Subsequent Offering Period, if any, would commence immediately on the next business day after the Expiration Date.

Certain U.S. Federal Income Tax Consequences, page 10

4. The Bidder has revised the disclosure to conform to your comments. The Offer discloses all material federal income tax consequences of the transaction.

Certain Information Concerning the Company, page 11

5.    The Bidder has revised the section to eliminate the disclaimers.

6. The Bidder has not given any considerations to providing a reconciliation of the projections so that they are provided in accordance with GAAP. The projections were internally prepared forecasts, not intended to be in accordance with GAAP, and were included in the Offer only because the Bidder had been shown such projections.

7. The Bidder has disclosed all assumptions of which the Bidder is aware, including an attempt to quantify the cost of remaining a public company and complying with Sarbanes-Oxley.

8. The Bidder has revised the Offer to include similar line items for the actual results for the fiscal year ended in 2004. This information is available from the Company's Annual Report on Form 10-K.

9. The Bidder has changed the word "include" to "reflect." The projections referred to in the Offer are the only projections furnished to Parent or Merger Sub.

Conditions of the Offer, page 30

10. The Bidder has revised the disclosure to set forth in full the definition of a "Material Adverse Effect". We have cross-referenced to item 11 which describes the Agreement in detail. We believe the discussion of the representations and warranties in item 11 adequately inform the reader as to the representations, warranties, governmental approvals and consents to which we refer.

11. Under the Stock Purchase Agreement, the Bidder has the right to compel the selling stockholders to tender their shares. The Bidder has given the selling stockholders such notice. If the selling stockholders fail to tender, the Bidder will know that prior to the


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Abby Adams
January 26, 2005
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      expiration of the offer. In addition, the selling stockholders could breach the agreement by anticipatorily repudiating their obligations, or selling their stock in violation of the agreement.

12. We do not believe there are two Minimum Conditions. Rather, rights are afforded to the Bidder to extend the offer until the Outside Date, if greater than 66 2/3% but less than 90% of the outstanding shares are tendered.

13. We have revised the disclosure to state the Bidder can only waive the conditions prior to the Expiration Date.

Letter of Transmittal: Validity of Tender

14. The Bidder will exercise its discretion with respect to irregularities or defects in a reasonable manner.

Closing Comments

      We are simultaneously filing a statement from the Bidder with the acknowledgements requested in the staff's comment letter.

      We do not believe that the Bidder's revised disclosure in response to the Staff's comments materially change the information provided to security holders. The revisions to the Offer relate principally to the Federal Tax Consequences, Conditions to the Offer and the projections referred to in the Offer. We believe that the discussion of the tax consequences contained in the Offer document mailed to shareholders was sufficient to inform shareholders of the material federal income tax consequences associated with the Offer. The Bidder did not place any reliance on the 2005 projections in making any decisions regarding the Offer. Moreover, the revisions to the Offer do not change or elaborate on the most important components of the projections, i.e., sales and net income projections. Accordingly, we do not believe that disseminating revised materials is necessary to inform them of the revised information.

      If you have any questions or comments regarding the foregoing, please contact me at your earliest convenience.

                                        Very truly yours,



                                        Robert W. Forman


RWF/cpl

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